SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 19, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

Form 20-F  ☒                       Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated October 19, 2006 and titled: Nokia reports Q3 2006 net sales of EUR 10.1 billion and EPS of EUR 0.21

PRESS RELEASE
19 October 2006

Nokia reports Q3 2006 net sales of EUR 10.1 billion and EPS of EUR 0.21

Nokia’s device volumes grow 33% year on year to 88.5 million units

	NOKIA IN THE THIRD
	QUARTER 2006
EUR million	Q3/2006*	Q3/2005**	Change
Net sales	10 100	8 403	20%
Mobile Phones	5 949	5 203	14%
Multimedia	2 092	1 447	45%
Enterprise Solutions	257	203	27%
Networks	1 804	1 555	16%
Operating profit	1 100	1 149	-4%
Mobile Phones	779	880	-11%
Multimedia	366	245	49%
Enterprise Solutions	-65	-37
Networks	131	157	-17%
Common Group	-111	-96
Expenses
Operating margin (%)	10.9%	13.7%
Mobile Phones (%)	13.1%	16.9%
Multimedia (%)	17.5%	16.9%
Enterprise Solutions (%)	-25.3%	-18.2%
Networks (%)	7.3%	10.1%
Net profit	845	881	-4%
EPS, EUR
Basic	0.21	0.20	5%
Diluted	0.21	0.20	5%

*Q3 2006 special items:

•                  Mobile Phones operating profit includes charges of EUR 128 million primarily related to the restructuring of the CDMA business and associated asset write-downs.

•                  Excluding these special items, diluted EPS was EUR 0.23.

**Q3 2005 special items:

•                  Nokia operating profit included a gain of EUR 61 million related to the divestiture of Nokia’s Tetra business (EUR 42 million in Networks and EUR 19 million in Multimedia).

•                  Networks operating profit included a gain of EUR 18 million related to the partial sale of a minority investment.

•                  Group Common Expenses included a EUR 8 million gain related to real estate sales.

•                  Excluding these special items, diluted EPS was EUR 0.19.

THIRD QUARTER 2006 HIGHLIGHTS

•                  Nokia net sales up 20% year on year.

•                  Nokia operating profit up 16% and EPS diluted up 21% year on year (excluding special items).

•                  Estimated industry device volumes of 243 million units, up 6% sequentially and up 22% year on year.

•                  Nokia device volumes of 88.5 million units, up 13% sequentially and up 33% year on year.

•                  Nokia estimated device market share 36%, up from 34% in Q2 2006 and 33% in Q3 2005.

•                  Nokia device ASP of EUR 93, down from EUR 102 in Q2 2006.

•                  Networks had year on year net sales growth of 16%, faster than the market.

•                  Nokia announced the acquisitions of Loudeye and gate5.

•                  Nokia diluted EPS was EUR 0.21, and excluding special items was EUR 0.23.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“Nokia delivered 20% net sales growth year on year, with excellent market share gains in our device business. We saw impressive share gains in the fast growing emerging markets, where we continued to build on our clear number one position. Catering mostly to the emerging markets, our entry-level device business performed extremely well, driven by outstanding volume growth and a solid product portfolio. The strong growth in the entry-level coupled with a lower percentage of sales in higher end products impacted our margins.

In our multimedia business, we continued to perform well, with 45% year on year net sales growth in the third quarter. In infrastructure, Networks net sales grew faster than the market and we remain focused on improving profitability. Nokia and Siemens have made good progress toward the merger of Nokia’s Networks business group and Siemens’ carrier-related operations and continue to expect that operations will start in January.”

INDUSTRY AND NOKIA OUTLOOK FOR THE FOURTH QUARTER AND FULL YEAR 2006

•                  Nokia expects industry mobile device volumes in the fourth quarter 2006 to grow by 15% or more sequentially.

•                  We expect Nokia’s device market share in the fourth quarter 2006 to be approximately at the same level sequentially.

•                  Sales in our networks business are expected to grow sequentially in the fourth quarter, but at a rate less than previous years.

•                  Nokia expects that the mobile device market volume will be approximately 970 million units in 2006, while our estimate for 2005 was approximately 795 million units.

•                  We continue to expect the device industry to experience value growth in 2006, but expect some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

•                  Nokia continues to expect moderate growth in the mobile infrastructure market in euro terms in 2006.

•                  Nokia continues to target an increase in its 2006 market share in mobile devices and infrastructure.

Q3 2006 FINANCIAL HIGHLIGHTS

(Comparisons are given to the third quarter 2005 results, unless otherwise indicated.)

Nokia Group

Nokia’s third quarter 2006 net sales increased 20% to EUR 10.1 billion, compared with EUR 8.4 billion in the third quarter 2005. At constant currency, group net sales would have increased 18%.

Nokia’s third quarter 2006 operating profit decreased 4% to EUR 1 100 million (including the negative impact of EUR 128 million in special items), compared with EUR 1 149 million in the third quarter 2005 (including the positive impact of EUR 87 million in special items). Nokia’s third quarter 2006 operating margin was 10.9% (13.7%), including the impact of the respective special items, and 12.2% (12.6%) excluding the special items.

Operating cash flow for the third quarter 2006 was EUR 1.0 billion, compared with EUR 1.2 billion for the third quarter 2005, and total combined cash and other liquid assets were EUR 7.9 billion, compared with EUR 9.9 billion at December 31, 2005. As of September 30, 2006, our net debt-equity ratio (gearing) was -67%, compared with -77% at December 31, 2005.

Mobile devices

In the third quarter 2006, the total mobile device volume achieved by our Mobile Phones, Multimedia and Enterprise Solutions business groups reached 88.5 million units, representing 33% year on year growth and a 13% sequential increase. The overall industry volume for the same period reached an estimated 243 million units, representing 22% year on year growth and a 6% sequential increase.

Converged device (smartphone) industry volumes increased to an estimated 19.9 million units, compared with an estimated 14 million units in Q3 2005. Nokia’s own converged device volumes rose to 10.4 million units, compared with 7.1 million units in Q3 2005. The converged device segment continued to be one of the fastest growing areas in mobile device volumes globally. Nokia Nseries volumes grew strongly, shipping more than 4 million units during the quarter.

The following chart sets out Nokia’s mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q3 2006	Q3 2005	YoY Change	Q2 2006	QoQ Change
			(%)		(%)
Europe	24.8	22.3	11.2	21.1	17.5
Middle East & Africa	13.3	9.9	34.3	12.5	6.4
China	13.8	8.5	62.4	11.7	17.9
Asia-Pacific	20.9	12.6	65.9	18.8	11.2
North America	5.8	5.8	0.0	5.2	11.5
Latin America	9.9	7.5	32.0	9.1	8.8
Total	88.5	66.6	33.0	78.4	12.9

Based on our preliminary market estimate, Nokia’s market share for the third quarter 2006 was 36%, compared with 33% in the third quarter 2005 and 34% in the second quarter 2006. Nokia’s year on year market share increase was driven primarily by strong gains in the emerging markets, particularly Latin America, China and Asia-Pacific, that more than offset market share declines in Middle East & Africa and to a lesser extent in Europe and North America. Sequentially, Nokia grew its market share most notably in Latin America and Asia-Pacific, followed by Middle East & Africa, Europe, North America and mainland China.

Nokia’s average selling price in the third quarter 2006 was EUR 93, down from EUR 102 in the third quarter 2005 and EUR 102 in the second quarter 2006. Our lower ASP in the third quarter 2006 was primarily the result of a significantly higher proportion of entry-level device sales. Sequentially, ASPs were also impacted by a lower percentage of sales in higher end products. The higher proportion of entry-level device sales was driven by stronger than expected market growth in the emerging markets and significant Nokia share gains in those same markets.

Business Groups

Mobile Phones: Third quarter 2006 net sales increased 14% to EUR 5.9 billion, compared with EUR 5.2 billion in the third quarter 2005, driven by strong volume growth, especially in the entry level, and Nokia’s ability to capture incremental volumes with its competitive entry-level product portfolio and strong logistics. Net sales increased in all regions year on year, with growth strongest in Latin America, China and Asia-Pacific.

Mobile Phones operating profit decreased 11% and totaled EUR 779 million, compared with EUR 880 million in the third quarter 2005, with an operating margin of 13.1% (16.9%). Reported third quarter 2006 operating profit included charges of EUR 128 million primarily related to the restructuring of Nokia’s CDMA business and associated asset write-downs. Operating profit excluding these charges for the third quarter 2006 was EUR 907 million, with an operating margin of 15.3%. The slight increase in operating profit, excluding these charges, for the third quarter 2006 was the result of strong sales.

Multimedia: Third quarter 2006 net sales increased 45% to EUR 2.1 billion, compared with EUR 1.4 billion in the third quarter 2005. Net sales increased year on year in all regions except North America and Latin America, where sales decreased. Multimedia net sales more than doubled year on year in China and Asia-Pacific. Net sales growth was driven by high volumes of Nokia Nseries multimedia computers.

Multimedia third quarter operating profit grew 49% to EUR 366 million, compared with EUR 245 million in the third quarter 2005, with an operating margin of 17.5% (16.9%). Operating profit growth in the third quarter 2006 was driven by strong net sales growth and positive operating leverage compared to the third quarter 2005.

Enterprise Solutions: Third quarter 2006 net sales increased 27% to EUR 257 million, compared with EUR 203 million in the third quarter 2005. Net sales increased year on year in all regions except Middle East & Africa and Latin America, where sales decreased. Net sales were positively impacted by strong year on year volume growth of mobile devices, especially the Nokia Eseries.

In the third quarter 2006, Enterprise Solutions had an operating loss of EUR 65 million, compared with an operating loss of EUR 37 million in the third quarter 2005. The increase in the operating loss was caused primarily by a higher marketing expense than in the third quarter 2005.

Networks: Third quarter 2006 net sales increased 16% to EUR 1.8 billion, compared with EUR 1.6 billion in the third quarter 2005. The increase in Networks year on year net sales was primarily driven by strong growth in the emerging markets, especially in Middle East & Africa where sales more than doubled. Net sales declined year on year in North America and to a lesser extent in Latin America.

Networks third quarter operating profit decreased 17% to EUR 131 million, compared with EUR 157 million in the third quarter 2005, with an operating margin of 7.3% (10.1%). The operating profit in the third quarter 2006 increased, in comparison to the third quarter 2005 excluding the special items during that quarter, as a result of strong sales.

Q3 2006 OPERATING HIGHLIGHTS

Mobile Phones

•                  Nokia expanded its music device offering by introducing the Nokia 5300 XpressMusic, the Nokia 3250 XpressMusic, and the Nokia 5200.

•                  Nokia unveiled three new mobile phones from the L’Amour Collection: the Nokia 7373, the Nokia 7360 and Nokia’s first 3G fashion product, the Nokia 7390.

•                  Nokia unveiled its latest premium mobile phone, the Nokia 8800 Sirocco Edition.

•                  Further strengthening its portfolio of 3G devices, Nokia unveiled the Nokia 6288, a 3G slide phone that adds high-quality video playing capabilities to its mix of features.

•                  Expanding its portfolio of clamshell mobile phones, Nokia introduced the Nokia 6085 camera phone at a very competitive price.

Multimedia

•                  Nokia announced three new Nokia Nseries products: the Nokia N75 clamshell, the Nokia N80 Internet Edition and the HSDPA Nokia N95.

•                  Nokia announced music editions of three Nokia Nseries devices: the Nokia N70 Music Edition, the Nokia N73 Music Edition and the Nokia N91 8GB.

•                  Nokia announced the acquisitions of Loudeye, a global leader in digital music platforms, and gate5, a leading supplier of mapping and navigation software.

•                  The Nokia N73 (SoftBank 705NK) was chosen for Softbank Mobile’s line-up in Japan.

•                  Nokia announced cooperation with Microsoft and Yahoo! to bring Windows Live and Yahoo! Search into the Nokia Mobile Search platform.

•                  Nokia launched the Music Recommenders community.

•                  Nokia and Motorola announced a mobile TV cooperation in DVB-H enabled handsets and network compatibility testing.

Enterprise Solutions

•                  Nokia surpassed one million licenses sold to date in wireless email.

•                  Nokia saw a 33% sequential increase in licenses sold and some new operator wins in the third quarter.

•                  We announced that TietoEnator, a Scandinavian ICT company, will resell Intellisync Wireless Email and Intellisync Device Management.

•                  NTT DoCoMo launched a consumer PIM back-up and restore service using our Intellisync SyncML platform, signing up 100,000 subscribers during the quarter.

•                  Launched and started shipments of the Nokia E62 in the Americas with Cingular.

•                  Launched the Nokia for Business Channel Program to expand the routes to market for corporate mobility solutions.

Networks

•                  Nokia announced several contracts in the Chinese market, including a EUR 580 million GSM/GPRS network expansion frame agreement with China Mobile; a USD 150 million GSM/GPRS expansion contract with Henan MCC; and GSM network expansion deals with Jiangxi MCC and Yunnan MCC.

•                  Nokia won HSDPA contracts with customers including mobily and STC in Saudi Arabia, Singapore’s MobileOne, Taiwan Mobile, Greece’s TIM Hellas, Indonesia’s Telkomsel, and LMT in Latvia. Altogether Nokia has over 30 HSDPA references globally.

•                  Nokia announced Managed Services contracts with mobily and Telkomsel. To date, Nokia has won close to 60 Managed Service contracts globally.

•                  Nokia unveiled the first public deals for its Flexi WCDMA Base Station, winning contracts with TIM Hellas, Telkomsel, and Bulgaria’s Vivatel.

•                  Nokia announced its 100th mobile softswitch customer, France’s SFR. Nokia also announced it will host the world’s first commercial OMA Push-to-Talk over Cellular (PoC) and Presence services for
3 Scandinavia in Sweden and Denmark.

•                  Nokia announced a USD 150 million contract with Canada’s TELUS to deploy a next-generation IP broadband access network.

For more information on the operating highlights mentioned above, please refer to related press announcements, which can be accessed at the following link: http://www.nokia.com/press.

NOKIA IN THE THIRD QUARTER 2006

(International Financial Reporting Standards (IFRS) comparisons given to the third quarter 2005 results, unless otherwise indicated.)

Nokia’s net sales increased 20% to EUR 10 100 million (EUR 8 403 million). Sales of Mobile Phones increased 14% to EUR 5 949 million (EUR 5 203 million). Sales of Multimedia increased 45% to EUR 2 092 million (EUR 1 447 million). Sales of Enterprise Solutions increased 27% to EUR 257 million (EUR 203 million). Sales of Networks increased 16% to EUR 1 804 million (EUR 1 555 million).

Operating profit decreased to EUR 1 100 million (EUR 1 149 million), representing an operating margin of 10.9% (13.7%). Operating profit in Mobile Phones decreased 11% to EUR 779 million, including charges of EUR 128 million primarily related to the restructuring of the CDMA business and associated asset write-downs (EUR 880 million), representing an operating margin of 13.1% (16.9%). Operating profit in Multimedia increased 49% to EUR 366 million (EUR 245 million, including a gain of EUR 19 million related to the divestiture of Nokia’s Tetra business), representing an operating margin of 17.5% (16.9%). Enterprise Solutions reported an operating loss of EUR 65 million (operating loss of EUR 37 million). Operating profit in Networks decreased 17% to EUR 131 million (EUR 157 million, including a gain of EUR 42 million related to the divestiture of Nokia’s Tetra business and a gain of EUR 18 million related to the partial sale of a minority investment), representing an operating margin of 7.3% (10.1%). Common Group expenses totaled EUR 111 million (EUR 96 million, including a EUR 8 million gain related to real estate sales).

Financial income was EUR 34 million (EUR 63 million). Profit before tax and minority interests was EUR 1 145 million (EUR 1 218 million). Net profit totaled EUR 845 million (EUR 881 million). Earnings per share increased to EUR 0.21 (basic) and to EUR 0.21 (diluted), compared with EUR 0.20 (basic) and EUR 0.20 (diluted) in the third quarter of 2005.

NOKIA IN January – September 2006

(International Financial Reporting Standards (IFRS) comparisons given to the January – September 2005 results, unless otherwise indicated.)

Nokia’s net sales increased 23% to EUR 29 420 million (EUR 23 858 million). Sales of Mobile Phones increased 21% to EUR 17 693 million (EUR 14 594 million). Sales of Multimedia increased 45% to EUR 5 741 million (EUR 3 957 million). Sales of Enterprise Solutions increased 3% to EUR 726 million (EUR 708 million). Sales of Networks increased 14% to EUR 5 269 million (EUR 4 606 million).

Operating profit increased to EUR 3 969 million (EUR 3 271 million), representing an operating margin of 13.5% (13.7%). Operating profit in Mobile Phones increased 12% to EUR 2 843 million (EUR 2 538 million), representing an operating margin of 16.1% (17.4%). Operating profit in Multimedia increased 89% to EUR 993 million (EUR 526 million), representing an operating margin of 17.3% (13.3%). Enterprise Solutions reported an operating loss of EUR 194 million (operating loss of EUR 122 million). Operating profit in Networks increased 16% to EUR 680 million (EUR 587 million), representing an operating margin of 12.9% (12.7%). Common Group expenses totaled EUR 353 million (EUR 258 million).

In the period from January to September 2006, net financial income was EUR 163 million (EUR 244 million). Profit before tax and minority interests was EUR 4 155 million (EUR 3 518 million). Net profit totaled EUR 3 033 million (EUR 2 543 million). Earnings per share increased to EUR 0.74 (basic) and to EUR 0.74 (diluted), compared with EUR 0.58 (basic) and EUR 0.58 (diluted).

PERSONNEL

The average number of employees from January to September 2006 was 64 342. At September 30, 2006, Nokia employed a total of 67 693 people (58 874 people at December 31, 2005).

SHARES AND SHARE CAPITAL

Nokia repurchased through its share repurchase plan a total of 46 010 000 Nokia shares on the Helsinki Stock Exchange at an aggregate price of approximately EUR 719.9 million, and an average price of EUR 15.65 per share, during the period from July 21, 2006 to September 22, 2006. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 2 760 600, representing approximately 1.1% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company, nor on their voting power.

Nokia was informed that the holdings of The Capital Group Companies, Inc. had fallen below 5% of the share capital of Nokia on September 15, 2006, when it and its subsidiaries held through their clients a total of 200 020 102 Nokia shares, corresponding to approximately 4.89% of the share capital of Nokia. Further, Nokia was informed that the holdings of the Capital Group Companies, Inc. had again exceeded 5% of the share capital of Nokia on September 21, 2006. Then, it and its subsidiaries held through their clients a total of 204 960 602 Nokia shares, which corresponded to approximately 5.01% of the share capital of Nokia. The Capital Group Companies, Inc. is a holding company for several subsidiary companies engaged in investment management activities. Its holding in Nokia shares consists of both ADRs and ordinary shares.

On September 30, 2006, Nokia and its subsidiary companies owned 84 463 993 Nokia shares. The shares had an aggregate par value of EUR 5 067 839.58, representing approximately 2.1% of the share capital of the company and of the total voting rights. The total number of shares on September 30, 2006 was 4 094 368 651 and the share capital was EUR 245 662 119.06.

Q3 2006 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	5 949	2 092	257	1 804	—	-2	10 100
Gross profit	1 630	784	108	594	6	—	3 122
Gross margin, %	27.4	37.5	42.0	32.9			30.9
Research and development expenses	-296	-213	-74	-262	-60	—	-905
% of net sales	5.0	10.2	28.8	14.5			9.0
Selling and marketing expenses	-373	-186	-75	-128	-6	—	-768
% of net sales	6.3	8.9	29.2	7.1			7.6
Administrative and general expenses	-20	-11	-20	-54	-46	—	-151
% of net sales	0.3	0.5	7.8	3.0			1.5
Other operating income and expenses	-162	-8	-4	-19	-5	—	-198

Operating profit	779	366	-65	131	-111	—	1 100
Operating margin, %	13.1	17.5	-25.3	7.3			10.9

Q3 2005 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	5 203	1 447	203	1 555	—	-5	8 403
Gross profit	1 590	582	103	552	6	—	2 833
Gross margin, %	30.6	40.2	50.7	35.5			33.7
Research and development expenses	-292	-189	-76	-276	-52	—	-885
% of net sales	5.6	13.1	37.4	17.7			10.5
Selling and marketing expenses	-375	-145	-46	-121	-5	—	-692
% of net sales	7.2	10.0	22.7	7.8			8.2
Administrative and general expenses	-19	-10	-16	-49	-52	—	-146
% of net sales	0.4	0.7	7.9	3.2			1.7
Other operating income and expenses	-24	7	-2	51	7		39

Operating profit	880	245	-37	157	-96	—	1 149
Operating margin, %	16.9	16.9	-18.2	10.1			13.7

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million (unaudited)

	7-9/2006	Y-o-Y change, %	7-9/2005	1-12/2005

Europe	3 771	8	3 480	14 297
Middle-East & Africa	1 318	17	1 124	4 554
China	1 444	47	984	3 846
Asia-Pacific	2 125	37	1 548	6 007
North America	679	1	672	2 841
Latin America	763	28	595	2 646

Total	10 100	20	8 403	34 191

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.09.2006	Y-o-Y change, %	30.09.2005	31.12.2005

Europe	38 971	6	36 888	37 053
Middle-East & Africa	922	248	265	355
China	7 277	30	5 613	6 119
Asia-Pacific	9 420	151	3 750	4 518
North America	5 918	-8	6 405	6 369
Latin America	5 185	14	4 556	4 460

Total	67 693	18	57 477	58 874

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million (unaudited)

	7-9/2006	7-9/2005	1-9/2006	1-9/2005	1-12/2005

Net sales	10 100	8 403	29 420	23 858	34 191
Cost of sales	-6 978	-5 570	-19 834	-15 399	-22 209

Gross profit	3 122	2 833	9 586	8 459	11 982
Research and development expenses	-905	-885	-2 832	-2 775	-3 825
Selling and marketing expenses	-768	-692	-2 307	-2 074	-2 961
Administrative and general expenses	-151	-146	-484	-438	-609
Other income	59	123	446	267	285
Other expenses	-257	-84	-440	-168	-233

Operating profit	1 100	1 149	3 969	3 271	4 639
Share of results of associated companies	11	6	23	3	10
Financial income and expenses	34	63	163	244	322

Profit before tax	1 145	1 218	4 155	3 518	4 971
Tax	-289	-316	-1 071	-933	-1 281

Profit before minority interests	856	902	3 084	2 585	3 690
Minority interests	-11	-21	-51	-42	-74

Profit attributable to equity holders of the parent	845	881	3 033	2 543	3 616

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.21	0.20	0.74	0.58	0.83
Diluted	0.21	0.20	0.74	0.58	0.83
Average number of shares (1 000 shares)
Basic	4 037 146	4 346 264	4 087 308	4 406 569	4 365 547
Diluted	4 048 306	4 351 389	4 099 655	4 411 043	4 371 239

Depreciation and amortization, total	181	172	533	523	712

Share-based compensation expense, total	42	21	100	47	104

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	30.09.2006	30.09.2005	31.12.2005
ASSETS
Non-current assets
Capitalized development costs	236	260	260
Goodwill	450	90	90
Other intangible assets	254	213	211
Property, plant and equipment	1 584	1 537	1 585
Investments in associated companies	211	183	193
Available-for-sale investments	284	235	246
Deferred tax assets	661	698	692
Long-term loans receivable	19	7	63
Other non-current assets	7	15	7
	3 706	3 238	3 347
Current assets
Inventories	2 275	1 730	1 668
Accounts receivable	5 777	4 687	5 346
Prepaid expenses and accrued income	1 910	1 515	1 938
Other financial assets	58	124	89
Available-for-sale investments, liquid assets	5 501	7 710	6 852
Available-for-sale investments, cash equivalents	1 310	1 741	1 493
Bank and cash	1 115	1 545	1 565
	17 946	19 052	18 951
Total assets	21 652	22 290	22 298

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	266	266
Share issue premium	2 593	2 408	2 458
Treasury shares	-1 365	-1 853	-3 616
Translation differences	7	41	69
Fair value and other reserves	-49	-101	-176
Retained earnings	9 752	12 093	13 154
	11 184	12 854	12 155
Minority interests	86	186	205
Total equity	11 270	13 040	12 360

Non-current liabilities
Long-term interest-bearing liabilities	70	20	21
Deferred tax liabilities	140	140	151
Other long-term liabilities	119	97	96
	329	257	268
Current liabilities
Short-term borrowing	266	333	377
Accounts payable	4 264	3 570	3 494
Accrued expenses	3 206	2 655	3 320
Provisions	2 317	2 435	2 479
	10 053	8 993	9 670
Total shareholders’ equity and liabilities	21 652	22 290	22 298
Interest-bearing liabilities	336	353	398
Shareholders’ equity per share, EUR	2.79	2.99	2.91
Number of shares (1 000 shares) (1)	4 009 905	4 292 782	4 172 376

(1) Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million (unaudited)

	1-9/2006	1-9/2005	1-12/2005
Cash flow from operating activities
Profit attributable to equity holders of the parent	3 033	2 543	3 616
Adjustments, total	1 338	1 237	1 774
Profit attributable to equity holders of the parent before change in net working capital	4 371	3 780	5 390
Change in net working capital	-801	-15	-366
Cash generated from operations	3 570	3 765	5 024
Interest received	175	263	353
Interest paid	-7	-22	-26
Other financial income and expenses, net received	44	9	47
Income taxes paid	-963	-934	-1 254
Net cash from operating activities	2 819	3 081	4 144

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-388	—	-92
Purchase of current available-for-sale investments, liquid assets	-2 879	-5 858	-7 277
Purchase of non-current available-for-sale investments	-66	-67	-89
Purchase of shares in associated companies	-8	-20	-16
Additions to capitalized development costs	-82	-114	-153
Long-term loans made to customers	-12	—	-56
Proceeds from repayment and sale of long-term loans receivable	56	—	—
Recovery of impaired long-term loans made to customers	276	—	—
Proceeds from (+), payment of (-) other long-term loans receivable	-2	7	14
Proceeds from (+), payment of (-) short-term loans receivable	235	184	182
Capital expenditures	-462	-424	-607
Proceeds from disposal of shares in Group companies, net of disposed cash	—	5	5
Proceeds from disposal of shares in associated companies	1	—	18
Proceeds from disposal of businesses	—	95	95
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	4 124	7 194	9 402
Proceeds from sale of current available-for-sale investments	—	247	247
Proceeds from sale of non-current available-for-sale investments	20	2	3
Proceeds from sale of fixed assets	24	166	167
Dividends received	—	—	1
Net cash from investing activities	837	1 417	1 844

Cash flow from financing activities
Proceeds from stock option exercises	34	—	2
Purchase of treasury shares	-2 675	-2 495	-4 258
Proceeds from long-term borrowings	57	2	5
Repayment of long-term borrowings	-7	-1	—
Proceeds from (+), payment of (-) short-term borrowings	-106	177	212
Dividends paid	-1 553	-1 514	-1 531
Net cash used in financing activities	-4 250	-3 831	-5 570

Foreign exchange adjustment	-39	162	183
Net increase (+)/decrease (-) in cash and cash equivalents	-633	829	601
Cash and cash equivalents at beginning of period	3 058	2 457	2 457
Cash and cash equivalents at end of period	2 425	3 286	3 058

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million (unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2004	280	2 272	-2 022	-126	69	13 765	14 238	168	14 406
Impact of implementing IFRS 2		94				-101	-7		-7
Impact of implementing IAS 39R					-56	56	—		—
Revised balance at December 31, 2004	280	2 366	-2 022	-126	13	13 720	14 231	168	14 399
Tax benefit on stock options exercised		-5					-5		-5
Translation differences				339			339	26	365
Net investment hedge losses				-172			-172		-172
Cash flow hedges, net of tax					-93		-93		-93
Available-for-sale investments, net of tax					-21		-21		-21
Other decrease, net						-43	-43	1	-42
Profit						2 543	2 543	42	2 585
Total recognized income and expense	—	-5	—	167	-114	2 500	2 548	69	2 617
Stock options exercised related to acquisitions		-2					-2		-2
Share-based compensation		35					35		35
Acquisition of treasury shares			-2 504				-2 504		-2 504
Reissuance of treasury shares			9				9		9
Cancellation of treasury shares	-14	14	2 664			-2 664	—		—
Dividend						-1 463	-1 463	-51	-1 514
Total other equity movements	-14	47	169	—	—	-4 127	-3 925	-51	-3 976
Balance at September 30, 2005	266	2 408	-1 853	41	-101	12 093	12 854	186	13 040

Balance at December 31, 2005	266	2 458	-3 616	69	-176	13 154	12 155	205	12 360
Tax benefit on stock options exercised		17					17		17
Translation differences				-115			-115	-9	-124
Net investment hedge gains				53			53		53
Cash flow hedges, net of tax					127		127		127
Available-for-sale investments, net of tax					0		0		0
Other increase, net						4	4	-1	3
Profit						3 033	3 033	51	3 084
Total recognized income and expense	—	17	—	-62	127	3 037	3 119	41	3 160
Stock options exercised		34					34		34
Stock options exercised related to acquisitions		-1					-1		-1
Share-based compensation		62					62		62
Settlement of performance shares		3	34				37		37
Acquisition of treasury shares			-2 713				-2 713		-2 713
Reissuance of treasury shares			3				3		3
Cancellation of treasury shares	-20	20	4 927			-4 927	—		—
Dividend						-1 512	-1 512	-41	-1 553
Acquisition of minority interests							—	-119	-119
Total of other equity movements	-20	118	2 251	—	—	-6 439	-4 090	-160	-4 250
Balance at September 30, 2006	246	2 593	-1 365	7	-49	9 752	11 184	86	11 270

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

	GROUP
	30.09.2006	30.09.2005	31.12.2005

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	27	11	10

Contingent liabilities on behalf of Group companies
Other guarantees	407	253	276

Contingent liabilities on behalf of other companies
Guarantees for loans	28	6	—
Other guarantees	2	3	2

Leasing obligations	605	619	664

Financing commitments
Customer finance commitments	214	56	13

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million (1) (unaudited)

	30.09.2006	30.09.2005	31.12.2005

Foreign exchange forward contracts (2)	32 843	29 077	29 991
Currency options bought (2)	380	318	284
Currency options sold (2)	189	177	165
Interest rate swaps and futures	3 211	2 607	50
Cash settled equity options (3)	133	150	150

(1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

(3) Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.268 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – October 19, 2006

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

•  Nokia plans to report Q4 and full-year 2006 results on January 25, 2007.

•  Nokia will publish four interim reports in 2007.

•  The Annual General Meeting is scheduled to be held on May 3, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel